UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-24975
HLTH CORPORATION
(Exact name of registrant as specified in its charter)
c/o WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011
(212) 624-3700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, WebMD Health Corp. (as successor by merger to HLTH Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: October 23, 2009	BY:	/s/ Lewis H. Leicher
		Name:	Lewis H. Leicher
		Title:	Senior Vice President